SECURITIES AND EXCHANGE COMMISSION
                        Washington 20549
                      ____________________

                         SCHEDULE 14D-9
                      ____________________

     Solicitation/ Recommendation Statement Pursuant to
   Section 14(d)(4) of the Securities Exchange Act of 1934
                        (Amendment No. 2)
                       ___________________

                    PROMETHEUS INCOME PARTNERS,
                  a California Limited Partnership
                     (Name of Subject Company)
                      ____________________


                   PROMETHEUS INCOME PARTNERS,
                  a California Limited Partnership
                (Name of Person(s) Filing Statement)
                       ____________________


               Units of Limited Partnership Interest
                  (Title of Class of Securities)
                       ____________________

                          742941 10 7
               (CUSIP Number of Class of Securities)
                       ____________________

                         Vicki R. Mullins
                     Chief Financial Officer
                 Prometheus Development Co., Inc.
                       350 Bridge Parkway
                Redwood City, California 94065-1517
                           (415) 596-5300
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                              Copy to:
                         Gary Apfel, Esq.
               Kaye, Scholer, Fierman, Hays & Handler, LLP
                   1999 Avenue of the Stars, Suite 1600
                       Los Angeles, California 90067
                            (310) 788-1000

This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on November 4, 1996, as amended and supplemented on November 15, 1996, by Prometheus Income Partners, a California Limited Partnership (the "Partnership"). Unless otherwise indicated, capitalized terms used herein have the same meaning as set forth in the originally filed Schedule 14D-9.

Item 2.  Tender Offer of the Bidder

Item 2(a) of the Schedule 14D-9 is amended to add the following information:

On November 27, 1996, Apollo further amended the Amended Apollo Tender Offer. According to Amendment No. 2 to the Apollo
Schedule 14D-1, the Amended Apollo Tender Offer was amended to extend the expiration date under the Amended Apollo Tender Offer to 12:00 midnight, New York City Time, on December 4, 1996.

On December 5, 1996, Apollo further amended the Apollo Tender Offer. According to Amendment No. 3 to the Apollo Schedule 14D-1, the Amended Apollo Tender Offer has been amended to (1) increase the Apollo Purchase Price to $480 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after October 18, 1996 and the date of payment of the Apollo Purchase Price for the Units by Apollo, upon the terms and subject to the conditions set forth in the Apollo Offer to Purchase and the related Letter of Transmittal and (2) extend the expiration date under the Amended Apollo Tender Offer to 12:00 midnight, New York City time, on December 20, 1996, unless further extended.

On December 10, 1996, Apollo further amended the Apollo Tender Offer. According to Amendment No. 4 to the Apollo Schedule 14D-1, the Amended Apollo Tender Offer has been amended to (1) increase the Apollo Purchase Price to $490 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after October 18, 1996 and the date of payment of the Apollo Purchase Price for the Units by Apollo, upon the terms and subject to the conditions set forth in the Apollo Offer to Purchase and the related Letter of Transmittal and (2) extend the expiration date under the Amended Apollo Tender Offer to 12:00 midnight, New York City time, on December 24, 1996, unless further extended.

Item 2(b) of the Schedule 14D-9 is amended to add the following information:

On December 9, 1996, PIP General, pursuant to Amendment No. 2 to the PIP General Schedule 14D-1 dated December 9, 1996, further amended the Amended PIP General Tender Offer to (1) increase the PIP General Purchase Price to $485 per unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after November 8, 1996 and the date of payment of the PIP General Purchase Price for the Units by PIP General, upon the terms and subject to the conditions set forth in the PIP General Offer to Purchase, and the related Letter of Transmittal and (2) extend the expiration date under the Amended PIP General Offer to Purchase to 12:00 midnight, New York, New York time, on December 23, 1996.

On December 12, 1996, PIP General, pursuant to Amendment No. 3 to the PIP General Schedule 14D-1 dated December 12, 1996, further amended the Amended PIP General Tender Offer to (1) increase the PIP General Purchase Price to $490 per unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after November 8, 1996 and the date of payment of the PIP General Purchase Price for the Units by PIP General, upon the terms and subject to the conditions set forth in the PIP General Offer to Purchase, and the related Letter of Transmittal and (2) extend the expiration date under the Amended PIP General Offer to Purchase to 12:00 midnight, New York, New York time, on January 3, 1997.

Item 4.  The Solicitation or Recommendation

Item 4(b) of the Schedule 14D-9 is amended by adding the following information:

On December 5, 1996 after receiving the Amended Apollo Tender Offer, the Special Committee met to review and discuss the Amended Apollo Tender Offer. Thereafter, the Special Committee inquired of PIP General whether it would amend the PIP General Tender Offer to increase the PIP Purchase Price. The Special Committee urged PIP General to increase the PIP Purchase Price to $485 per Unit. On December 6, 1996, a representative of PIP General informed the Special Committee that PIP General would amend the PIP General Tender Offer to increase the PIP Purchase Price to $485 per Unit. On December 6, 1996, the Special Committee met to review and discuss the Amended Apollo Tender Offer and the proposed amended PIP General Tender Offer and determined, for the reasons set forth in this Item 4(b), to reiterate the recommendations set forth in Item 4(a) above. On December 9, 1996 the Partnership sent a letter to PIP General consenting to and approving the amended PIP General Tender Offer.


  	On December 11, 1996 after receiving the Amended Apollo Tender Offer, the Special Committee met to review and discuss the Amended Apollo Tender Offer. Thereafter, the Special Committee inquired of PIP General whether it would amend the PIP General Tender Offer to increase the PIP Purchase Price. The Special Committee urged PIP General to increase the PIP Purchase Price to $495 per Unit. On December 11, 1996, a representative of PIP General informed the Special Committee that PIP General would amend the PIP General Tender Offer to increase the PIP Purchase Price to $490 per Unit. On December 11, 1996, the Special Committee met to review and discuss the Amended Apollo Tender Offer and the proposed amended PIP General Tender Offer and determined, for the reasons set forth in this Item 4(b), to reiterate the recommendations set forth in Item 4(a) above. On December 12, 1996 the Partnership sent a letter to PIP General consenting to and approving the amended PIP General Tender Offer. On December 12, 1996, the Partnership sent a letter to the Limited Partners in which it reiterated its recommendations set forth in this Schedule 14D-9 and summarized the reasons therefore. Such letter, which is filed as Exhibit (a)(6) hereto, is hereby incorporated herein by reference thereto.

Item 7.  Certain Negotiations and Transactions by the Subject
Company

Item 7(a) of the Schedule 14D-9 is amended by incorporating the information contained under Item 4 of this Amendment by this reference thereto.

Item 8.  Additional Information to be Furnished

Item 8 of the Schedule 14D-9 is amended by adding the following information:

On November 22, 1996, the Partnership and Apollo entered into an agreement providing that Apollo's time to answer the Partnership's complaint was extended until five business days after Apollo's counsel receives written notice from the Partnership's counsel demanding service of an answer to the Partnership's complaint.

On November 26, 1996, a lawsuit (the "Suit") was filed by J/B Investment Partners, on behalf of all Limited Partners of the Partnership, in California Superior Court for the County of Santa Clara (the "Limited Partner Class Action Lawsuit") against the General Partner, PIP General, Stanford N. Diller, Vicki R. Mullins, John Murphy and certain entities affiliated with the foregoing (collectively, the "Defendants"). The Suit is styled as a derivative and class action suit; no demand was made upon the Partnership to bring the Suit, and it is too early to know if the class will be certified. The Partnership is not a defendant in the class action, and is named as a nominal plaintiff in the derivative action. The Suit alleges, among other things, that:
(i) Mr. Diller and Ms. Mullins and Mr. Murphy (the latter two as members of the Special Committee) have exercised their control of the Partnership to pursue "a common plan and scheme by which they have and are continuing to waste and misappropriate hundreds of thousands of dollars of the Partnership assets;" (ii) the Special Committee is not independent and is "flawed in that it consists only of two employees of the General Partner and its affiliates;"
(iii) the Defendants breached their fiduciary duties to the Partnership and the Limited Partners; (iv) the Defendants breached the Partnership Agreement; and (v) the General Partner and PIP General have been unjustly enriched.

The Partnership believes that the Suit is based upon inaccurate and erroneous allegations, fails to state a claim for relief, and is without merit. The Partnership believes that, among other things, as a result of the actions taken by Special Committee to date, including its Agreement to Make Tender Offer with PIP General, the tender offer price to all limited partners has increased from Apollo's original price of $405 per Unit to the current offer price of $490 by PIP General and by Apollo. This represents a benefit of $85 per Unit, or an aggregate of $765,000, to limited partners if the maximum number of Units for which the tender offers are being made, i.e., 9,000 Units, are tendered to PIP General.

Item 9.  Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is amended to add the following
Exhibits:

(a)(6)	Form of Letter to Limited Partners, dated December 12,
1996
(a)(7)	Letter regarding Agreement to Make Tender Offer, dated
December 9, 1996
(a)(8)	Letter regarding Agreement to Make Tender Offer, dated
December 12, 1996

	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROMETHEUS INCOME PARTNERS,
A CALIFORNIA LIMITED PARTNERSHIP
By:  Prometheus Development Co., Inc.,
        a California corporation


By:______________________________
      Name: Vicki R. Mullins
      Title:    Chief Financial Officer

Dated:  December 12, 1996












Exhibit (a)(6)

Prometheus Income Partners
350 Bridge Parkway
Redwood City, CA  94065-1517
(415) 596-5393


	December 12, 1996


Dear Limited Partners:

We know you have received a significant amount of information from many different sources over the past few weeks. In an effort to keep you informed, the Special Committee of the General
Partner wants to report the following information:

PIP Partners-General, LLC, an affiliate of your General Partner ("PIP General"), has agreed to increase its tender offer price to $490 per Unit in response to the Special Committee's request that PIP General increase its offer price. This request was made after an affiliate of Apollo Realty Advisors, Prom Income Partners, L.L.C. ("Apollo"), raised its bid from $475 to $480 then $490 per Unit (the "Apollo Tender Offer") in response to the $475 then $485 bids previously made by PIP General.

THE SPECIAL COMMITTEE RECOMMENDS THAT THOSE LIMITED PARTNERS WITH A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD TENDER THEIR UNITS TO PIP PARTNERS-GENERAL, LLC, AN AFFILIATE OF THE GENERAL PARTNER, PURSUANT TO ITS INCREASED OFFER. ALL LIMITED PARTNERS SHOULD REJECT THE APOLLO TENDER OFFER, AND THOSE LIMITED PARTNERS WHO DO NOT HAVE A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD HOLD ONTO THEIR UNITS UNTIL THE PARTNERSHIP'S HARDBOARD SIDING PROBLEM HAS BEEN RESOLVED.

The Special Committee understands that PIP General's increased offer of $490 per Unit will be mailed to all Limited Partners on approximately December 13, 1996. Limited Partners who have tendered in response to the Apollo Tender Offer must withdraw their tender by delivering a completed Notice of Withdrawal to The Herman Group, Inc., at 2121 San Jacinto Street, 26th Floor, Dallas, Texas 75201, fax nos. (214) 999-9348 and (214) 999-9323,
no later than midnight December 24, 1996, New York City time if they wish to withdraw their prior tender. The Special Committee also understands that, for the convenience of the Limited Partners, such a Notice of Withdrawal will be included in the PIP General Tender Offer materials mailed December 13, 1996.

Please feel free to contact PIP General's information agent, Georgeson & Company Inc., at (800) 223-2064, for assistance, forms or with any questions. They will be happy to help you.

The Special Committee is of the opinion that certain key concerns exist for the Partnership which should lead Limited Partners either to tender their Units to PIP General or hold onto their
Units:


1.	The Special Committee is of the opinion that the Partnership must be extremely careful in dealing with the hardboard siding problem since it could have a major impact on the value and marketability of the Partnership Properties, and hence the value of the Units. Mr. Sanford N. Diller and his affiliates, who beneficially own the General Partner and the Purchaser have substantial knowledge, skill, and experience in managing the many business and legal aspects of this problem, including managing litigation against manufacturers, insurers, subcontractors and others as a result thereof. The Partnership recently commenced such litigation as a result of the Partnership's hardboard siding problem.

2.	While the Special Committee understands that Mr. Diller
explained the nature of the hardboard siding problem to representatives of Apollo, the Apollo Tender Offer does not address the importance to the Partnership and the limited partners of (1) handling the hardboard siding problem as described above, or (2) the skill, knowledge, and experience possessed by affiliates of the General Partner, including Maxim Property Management, which manages the Partnership Properties, in dealing the hardboard siding problem.

We thank you for your attention and will keep you advised of material developments.


Sincerely,

The Special Committee










Exhibit (a)(7)

PROMETHEUS INCOME PARTNERS
350 Bridge Parkway
Redwood City, CA  94065-1517
(415) 596-5393


	December 9, 1996



Mr. Sanford N. Diller
PIP Partners - General, LLC
350 Bridge Parkway
Redwood City, CA  94065-1517

Re:	PIP Partners - General, LLC Tender Offer

Dear Sanford:

We hereby consent to and approve the amended tender offer of PIP
Partners - General, LLC described in its Amended Offer to
Purchase, dated December 9, 1996, and confirm that the terms of the agreement to Make Tender Offer, dated as of November 4, 1996, are applicable to such amended offer.

Sincerely,

PROMETHEUS INCOME PARTNERS, a California limited partnership

By:	PROMETHEUS DEVELOPMENT CO., INC., a California corporation,
its general partner

By:  /s/ Vicki R. Mullins
       Vicki R. Mullins, Chief Financial Officer









Exhibit (a)(8)

PROMETHEUS INCOME PARTNERS
350 Bridge Parkway
Redwood City, CA  94065-1517
(415) 596-5393


	December 12, 1996



Mr. Sanford N. Diller
PIP Partners - General, LLC
350 Bridge Parkway
Redwood City, CA  94065-1517

Re:	PIP Partners - General, LLC Tender Offer

Dear Sanford:

We hereby consent to and approve the amended tender offer of PIP
Partners - General, LLC described in its Amended Offer to
Purchase, dated December 12, 1996, and confirm that the terms of the agreement to Make Tender Offer, dated as of November 4, 1996, are applicable to such amended offer.

Sincerely,

PROMETHEUS INCOME PARTNERS, a California limited partnership

By:	PROMETHEUS DEVELOPMENT CO., INC., a California corporation,
its general partner

By:  /s/ Vicki R. Mullins
       Vicki R. Mullins, Chief Financial Officer